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Sarah Clinton
617-951-7375
617-235-7312 fax
August 26, 2009	sarah.clinton@ropesgray.com
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Ms. Laura Hatch

Re:	GMO Trust (File Nos. 2-98772 and 811-04347) (the “Trust” or “Registrant”)
Ladies and Gentlemen:
On July 27, 2009, Laura Hatch of the staff of the Securities and Exchange Commission (the “Staff Reviewer”) provided oral comments to Sarah Clinton of Ropes & Gray LLP regarding the February 28, 2009 Annual Reports for Management Companies (the “Annual Reports”) filed under the Investment Company Act of 1940, as amended (the “1940 Act”) on Form N-CSR on May 6, 2009 for each series of the Trust then in operation (each, a “Fund” and collectively, the “Funds”).
The Staff Reviewer requested that responses to the comments be provided via EDGAR correspondence within 30 calendar days from the date the comments were received. Accordingly, responses to the Staff Reviewer’s comments on Annual Reports are set forth below.
1. Because Short-Duration Collateral Share Fund is a feeder fund, please note that the financial statements of the master fund, Short-Duration Collateral Fund (“SDCF”), should be included in the Annual Report for Short-Duration Collateral Share Fund in the future. Alternatively, the Annual Report for SDCF should be automatically sent to the shareholders of Short-Duration Collateral Share Fund.
Response: The Registrant sent the Annual Report for SDCF to the shareholders of Short-Duration Collateral Share Fund. Additionally, the Registrant notes in the Annual Report for Short-Duration Collateral Share Fund that the financial statements of SDCF should be read in conjunction with Short-Duration Collateral Share Fund’s financial statements and provides a toll-free number by which to request those financial statements without charge.

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Securities and Exchange Commission	- 2 -	August 26, 2009
2. Please include a more thorough discussion of the relevant factors used by portfolio managers in managing the Funds and the current market conditions in the Management Discussion and Analysis of Fund Performance in future Annual Reports for U.S. Equity Allocation Fund and Alpha Only Fund.
Response: The Registrant believes that the disclosures in the Management Discussion and Analysis of Fund Performance in the Annual Reports for U.S. Equity Allocation Fund and Alpha Only Fund comply with the requirements of Item 22(b)(7) of Form N-1A, the regulation that calls for a Management Discussion and Analysis by mutual funds. That item calls for each mutual fund to “discuss the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser.” Due to the nature of the Registrant’s institutional shareholder base and the 60-day lag in reporting the Management Discussion and Analysis in the Annual Reports, the Registrant tends to have more extensive and more current discussions with shareholders about investment strategies than that which appears in the Annual Reports.
3. For Strategic Opportunities Allocation Fund and Global Balanced Asset Allocation Fund, please explain the discrepancy between the aggregate amount of investments identified as being fair valued in the Schedule of Investments (denoted by footnote (a) to the Schedule of Investments) and the aggregate amount of investments in which SFAS 157 Level 3 inputs were used in determining value in the “Portfolio valuation” section of note 2 to the Financial Statements.
Response: The Registrant treats certain non-fair valued securities (such as asset-backed securities) as Level 3 securities. As a result, Funds that invest in asset-backed securities (such as Strategic Opportunities Allocation Fund and Global Balanced Asset Allocation Fund) would typically have Level 3 assets in excess of fair valued assets.
4. On page 17 of the Schedule of Investments in the Annual Report for Emerging Country Debt Fund, the Republic of Ghana promissory notes are noted with footnote (c); however, footnote (c) discusses litigation involving the Government of Argentina. Please confirm that this was a typographical error and, if further information should have been noted for the Republic of Ghana promissory notes, please provide.
Response: This was a typographical error that will be corrected in the next shareholder report for the Emerging Country Debt Fund.
5. In the Annual Report for Currency Hedged International Bond Fund, note 1 to the Financial Statements (page 9) states that “[t]he Fund typically invests in bonds included in the JPMorgan Non-U.S. Government Bond Index (Hedged) (ex-Japan) and in securities and instruments with similar characteristics.” If the Fund gains investment exposure to these bonds primarily through the use of investments in other GMO Funds, the disclosure should be clarified to indicate the indirect nature of the exposure.

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Securities and Exchange Commission	- 3 -	August 26, 2009
Response: The requested change will be made.
6. In the Annual Report for Flexible Equities Fund, note 1 to the Financial Statements (page 18) states that “[t]he Fund typically makes equity investments in companies from the world’s developed markets, including the U.S.” If the Fund continues to be invested almost solely in Japan, please reflect that in future Annual Reports.
Response: Flexible Equities Fund has the flexibility to invest in different markets and the emphasis of the Fund is likely to change from time to time. Note 1 (the “Organization” footnote) tracks similar language in the Fund’s prospectus describing the Fund’s investment objective and strategies and consequently is more of a forward-looking statement rather than a description of the Fund’s holdings as of any particular date. The Registrant does note that the schedule of investments in the Fund’s Annual Report describes the Fund’s investments, including a heading that reads “Country Summary” showing that, as of February 28, 2009, 100% of the Fund’s equity assets were invested in Japan.
7. In the Annual Report for International Small Companies Fund, note 2 to the Financial Statements (page 25) states that in considering fair value techniques on Level 3 investments, the Fund “considered certain bankrupt securities to be worthless.” Given this statement, please explain why none of the securities in the Schedule of Investments were valued at $0.
Response: The above-referenced securities had been valued at $0.01 due to a limitation in the Funds’ custodian’s accounting software. That software has been updated and the limitation no longer exists. As a result, future Annual Reports will show a $0.00 value for these types of securities.
8. Please explain why the JPMorgan U.S. 3 month Cash Index is an appropriate benchmark for Short-Duration Collateral Fund (“SDCF”) and World Opportunity Overlay Fund (“Overlay Fund”).
Response: The investment objective of SDCF is total return comparable to that of its benchmark, the JPMorgan U.S. 3 Month Cash Index. The JPMorgan U.S. 3 Month Cash index is an appropriate benchmark for SDCF because SDCF seeks to maintain limited interest rate duration. Consistent with the foregoing, most of SDCF investments are floating rate asset-backed securities. Overlay Fund is exposed to interest rates only on a tactical basis and attempts to exploit relative misvaluations in world interest rates, currencies, and credit markets and to add value relative to its benchmark. Overlay Fund’s returns normally are driven by the alpha the Manager can generate on these investments and as such, the performance is best measured relative to a cash-like index, such as the JPMorgan U.S. 3 Month Cash Index, as opposed to a traditional bond index.

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Securities and Exchange Commission	- 4 -	August 26, 2009
9. Please indicate whether the Registrant has considered automatically mailing the Annual Reports for Short-Duration Collateral Fund (“SDCF”) and World Opportunity Overlay Fund (“Overlay Fund”) to shareholders of the other Fixed Income Funds that invest heavily in those Funds.
Response: The Registrant has adopted and implemented a policy of sending the Annual Reports of SDCF and Overlay Fund to Fixed Income Fund shareholders if the relevant Fixed Income Funds invest more than 20% of their net assets in either SDCF or Overlay Fund. In addition, the Registrant notes in the Annual Reports for each of the Fixed Income Funds that the financial statements of the series of the Trust in which the particular Fund invests should be read in conjunction with that Fund’s financial statements and provides a toll-free number by which to request those financial statements without charge.
10. Please explain whether the shareholders of the Fixed Income Funds (e.g., Core Plus Bond Fund) were given notice of the redemption fees instituted in October 2008, whether the Board of Trustees approved the redemption fees, and why the decision was made to impose the redemption fees on current shareholders, as opposed to limiting the fee to new shareholders investing in the Funds after the fee was in place.
Response: Prospectus supplements notifying shareholders of the changes to the redemption fees were delivered to all shareholders of the affected Funds and filed with the SEC under Rule 497(c) of the 1940 Act. The Board of Trustees of the Trust approved the imposition of these redemption fees as well as the amount of the fees. As contemplated by Rule 22c-2 of the Investment Company Act of 1940, the Registrant imposed the redemption fees on all current shareholders because under the market conditions that arose last fall, it was “necessary [and] appropriate to recoup for the [Funds] the costs [they] may incur as a result of those redemptions [and] to otherwise eliminate or reduce so far as practicable any dilution of the value of the outstanding securities issued by the [Funds].” The Registrant notes that, as disclosed in the Prospectus supplement sent to shareholders of the affected Funds and filed with the SEC on July 31, 2009, certain Fixed Income Funds recently decreased their redemption fees from 2.00% to 1.00% due to improvements in the fixed income markets.
11. Please specify whether there is a time period in which a redemption must occur in order for redemption fees to be applied (e.g., less than seven calendar days after purchase).
Response: There is no time period after which redemption fees will not apply. As noted above, in accordance with Rule 22c-2, the Registrant determined that these fees were “necessary [and] appropriate to recoup for the [Funds] the costs [they] may incur as a result of those redemptions [and] to otherwise eliminate or reduce so far as practicable any dilution of the value of the outstanding securities issued by the [Funds].” Because share redemptions generally result in Fund transaction costs without regard to the length of time those shares were held, the Registrant does not believe that limiting the application of redemption fees to redemptions that occurred within seven days of a purchase would protect non-redeeming shareholders from dilution of value.

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Securities and Exchange Commission	- 5 -	August 26, 2009
12. In the discussion of redemptions-in-kind by the Fixed Income Funds, please provide more information as to which assets are illiquid.
Response: The Registrant is not aware of any regulation or financial accounting requirement that requires separate identification of securities deemed to be illiquid and accordingly does not highlight those securities in its disclosures of portfolio holdings. However, as requested, the attached Schedule 1 lists the securities held by the Fixed Income Funds as of the fiscal year end that the Registrant deemed to be illiquid.
13. The “Investment risks” section of note 2 to the Financial Statements in the Annual Reports for the Fixed Income Funds, discusses the ISDA Master Agreements to which the Funds are party and certain events that may entitle a counterparty to elect to terminate some or all of the transactions under the ISDA Master Agreements early, including the decline in the net assets of the Fund below a certain level over a specified period of time. Please clarify (i) whether there is disclosure in the Prospectus describing this risk; (ii) whether any counterparties have terminated early due to declines in the net assets of the Fund since February 28, 2009; (iii) whether any liability due to early termination is included in the Statement of Assets and Liabilities; and (iv) whether swap agreements entered into by the Fixed Income Funds are generally liquid.
Response: To address each of the questions in order: (i) The GMO Trust Prospectus contains significant disclosure regarding the risks of derivatives contracts in “Description of Principal Risks — Derivatives Risk” (pp. 92-93), including statements that “[t]here can be no assurance that a Fund’s use of derivatives will be effective or will have the desired results” and “[d]erivatives also involve the risk that changes in their value may not correlate perfectly with the assets, rates, or indices they are designed to hedge or closely track.” In addition, the Trust’s Statement of Additional Information dated July 31, 2009 includes specific disclosure on this point; (ii) No counterparties have terminated transactions under an ISDA Master Agreement with the Funds since February 28, 2009 due to declines in net assets; (iii) The Registrant did not include any liabilities due to early termination in the Statement of Assets and Liabilities because no counterparties had terminated transactions under an ISDA Master Agreement during the period covered by the Annual Reports; and (iv) Swap agreements entered into by the Fixed Income Funds are examined on a case by case basis to determine their liquidity status. Most of the swap agreements currently held by the Fixed Income Funds are considered to be liquid.
If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7375.
Very truly yours,
/s/ Sarah Clinton
Sarah Clinton

ROPES & GRAY LLP

Securities and Exchange Commission	- 6 -	August 26, 2009

cc:	J.B. Kittredge, Esq. Jason Harrison, Esq. Thomas R. Hiller, Esq. Elizabeth J. Reza, Esq.

Schedule 1 — Illiquid Securities held by the Fixed Income Funds as of 2/27/2009

Name	Issue
TZER WSR	ZERO DUE 8/15/12
TZER WSR	ZERO DUE 2/15/12
TZER WSR	ZERO DUE 2/15/10
USAID HONDURAS 10/1/	3T*117% 522 HG 001 A
HOME OWNERSHIP 2 14	PREFERRED STOCK
USAID INDIA 2/1/27	3L+10 386-HG-016 A01
USAID JAM 12/1/14 PH	6L+30 532-HG 012 A01
USAID JAM 3/30/19 PH	6T+75 532-HG 014 A01
USAID SRI LANKA 6/15	6L+20 383 HG-001 A1
USAID ZIM 1/1/12 PHY	3T*115 #613HG001 A01
HOME OWNERSHIP 2 14	PREFERRED STOCK
ARG DISC 23 (LEGAL)	23
ARG GLBL 08 (LEGAL)	08
ARG GLBL 18 (LEGAL)	18
ARG GLBL 19 (LEGAL)	19
ARG GLBL 20 (LEGAL)	20
ARG GLBL 27 (LEGAL)	27
ARG GLBL 29	8.875 3/1/29
ARG GLBL 29 (LEGAL)	29
ARG GLBL 31 (LEGAL)	31
ARG PAR 23 ( LEGAL)	23
ARUBA 12	6.19 10/30/12 (PHY)
CHYPS 1997-1 A2A	6.72 1/15/10-09 PH C
DOM REP CERT	0% 9/15/09 (PHY)
DOM REP CERT	0% 9/15/10 (PHY)
DOM REP CERT	0% 9/15/11 (PHY)
ECUA PDI 15 BEAR	6L+81.25 2/27/15 SF
EGYPT PARIS CLUB	1/3/24 P-SB (CH)
INDO PARIS CLUB	NP A-IBT (EU)
INDO PROJ FIN	NP P-DB SF
IRAQ PARIS CLUB	1/1/28 P-DB (JP)
IRAQ PARIS CLUB	1/1/28 P-DB (JP)
PERU TRST S-97 IP A3	0 12/31/15 SF
PERU TRUST 1998 I-P	0 3/10/16 PHYS SF
RUSSIA VNESH FTO	NP 2/91 A-GMO (GB)
RUSSIA VNESH FTO	NP 10/91 A-GMO
RUSSIA VNESH FTO	NP 2-91 P-GML
RUSSIA VNESH FTO	NP 2/92 A-GMO
RUSSIA VNESH FTO	NP 9/90 A-GMO
RUSSIA VNESH FTO	NP 1/92 A-GMO (FI)
RUSSIA VNESH FTO	NP 1/92 A-GMO (DE)
SPEC PURPOSE HLDG FD	SPEC PURPOSE HLDG FD

Name	Issue
VENE DISC/PAR OIL	0 4/15/20 (DM)
VIETNAM MIN FIN	6L+60 9/1/17P-DB(JP)
VIETNAM SHIPBUILDING	6L+150 6/26/15 A-GMO
PARAG 2004-1A A CDO	3L+65 11/20/13 144 B
EAGLE CREEK CDS	E 9/20/10 40 (15-25)
MS SYNTHETIC 2006-1	E-3/20/13 25
USAID INDIA 2/1/27	3L+10 386-HG-016 A01
USAID MOROCCO 2/1/25	6L-1.5 608HG005 A01
USAID MOROCO 10/29/2	6L+15 608-HG-006 A01
USAID PERU 5/1/14 PH	6T+35 527-HG-013 A01
USAID TUNISIA 7/1/23	6L+0 664-HG-008 A01